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The impact of Enterprise Bank creates a ripple effect throughout our communities.



Enterprise Bancorp, Inc.

parent company of Enterprise Bank

2011 Annual Report

A ripple effect throughout our communities



As a genuine community bank, Enterprise Bank has a profound and far-reaching impact on the individuals, businesses, non-profit organizations and communities throughout the Merrimack Valley and North Central regions of Massachusetts and Southern New Hampshire. Like a stone dropped into the water of a calm lake, the deposits you make at Enterprise Bank create a ripple effect of economic growth and stability throughout our local communities.

These deposits become the loans to businesses that allow them to hire your friends and neighbors. Their jobs provide the incomes that families use toward the mortgages that strengthen and stabilize the neighborhoods in which we all live. And, your deposits serve as the genesis of the invaluable support that Enterprise Bank, as well as businesses and individuals connected to our bank, provides to the many non-profit organizations and charities that are so important to the quality of life in the communities we call home.

When you choose to work with Enterprise Bank, you make a statement about how important your community is to you, because your community is important to us, too.

Pictured – Richard W. Main, President; George L. Duncan, Founder and Chairman; Jack Clancy, Chief Executive Officer

Dear Shareholders,

Great companies, from Berkshire Hathaway to Southwest Airlines® to Apple®, all share one quality – the passion to operate with a deep sense of purpose and to create change. By operating with a deep sense of purpose, Enterprise Bank has committed for the past 23 years to help create vibrant communities, offering the highest level of banking expertise, products, technology and customer service – while retaining the heart and soul of a local community bank.

With purpose comes unlimited possibilities. Steve Jobs had a goal to "put a dent in the universe." Bill Gates set out to "change the world" and make peoples' lives easier. Enterprise Bank isn't Apple® or Microsoft®, but we too, have a goal to "put a dent" in our corner of the world. We are helping build better communities, successful businesses and non-profit organizations, as well as foster opportunities for our customers and employees.

We measure the "dents" in our universe by our relationships with customers, the communities and lives we influence and the dreams we help fulfill. Our success is measured by working with a young entrepreneur on a commercial loan strategy that provides the opportunity to open a small business that might change the world. It is helping a family develop a financial plan to send their child to college. It is providing the financial tools and resources to enable a business or non-profit organization to open, or to expand and take its operations to a whole new level, creating new jobs and boosting our local economy. It is helping our employees fulfill their professional dreams in a workplace that deeply values and cares about them and their families. These are the "dents" that Enterprise Bank creates in the universe.

Our financial results are critically important because they tell Enterprise Bank's story. However, it is vitally important to acknowledge and recognize that this financial success is achieved through our sense of purpose as a financial institution committed to our roots as a community bank.



Net Income
($ in millions)


$9.9
$5.5
$7.9
$10.6
$10.9
2007
2008
2009
2010
2011

A Community Bank

Enterprise Bank was created to be a new kind of bank; an innovative, purpose-driven, forward-thinking bank that values the entrepreneurial spirit and stimulates the local economy by helping to create new businesses, meaningful jobs, vibrant communities and a dynamic work environment in which employees grow and prosper. We care deeply about and take great pride in our employees – Enterprise Bankers – whose endless energy, desire and talent create success every day. We work hard to provide our Enterprise Bankers with a positive and rewarding workplace, with opportunities for growth and success, because we know that employees who feel valued and appreciated make their customers feel the same way and are committed to giving back to their communities.

In the nearly quarter century that Enterprise Bank has been serving the Merrimack Valley and North Central regions of Massachusetts and Southern New Hampshire, we have never forgotten that we are, first and foremost, a community bank. We measure our success at Enterprise Bank in long-term relationships, not transactions, and we hold fast to the core values on which our bank was founded: integrity, community, excellence, teamwork and professionalism. Enterprise Bank's success is largely due to our ability to stay true to our community-focused principles while providing cutting-edge expertise, scope of services, technology and convenience.

Our customers choose to do business with a bank rooted in their local communities, with professionals they know and trust who act in their best interests. Enterprise Bank's customers know we value and care about them, and they recognize the level of personal attention and service they would not get elsewhere.

From the beginning, we made the promise to make a positive difference in the lives of the customers and communities we serve, and in the lives of our employees. It is our purpose and mission, the reason we are here, and we take this responsibility and fiduciary obligation very much to heart.

2011 Highlights

Although 2011 was another challenging year for our economy, we are pleased to report that it was another year of significant growth and opportunity for Enterprise Bank.

In 2011, we increased net income by 3% to $10.9 million; loans outstanding by $107.1 million, or 9%; deposits, excluding brokered deposits, by $89.2 million, or 7%; and total assets by $91.8 million, or 7%.

2011 caps five years of extremely strong organic growth, particularly in light of the turbulent economic times within this period. From December 31, 2006 to December 31, 2011, Enterprise Bank has achieved growth of 52% in assets, 64% in loans, and 66% in deposits, excluding brokered deposits.

As of December 31, 2011, after 23 years in business, we reached numerous milestones and achievements. Total assets under management now exceed $2 billion. We reported our 22nd consecutive profitable year, our 89th consecutive profitable quarter, and our annual dividend increased for the 20th consecutive year since we began paying dividends in 1992. Based on the closing stock price of $14.30 per share on December 31, 2011, original investors who purchased Enterprise Bank stock in the fall of 1988 have seen their stock investment increase in value by 875% (including dividends reinvested).

In addition to our financial achievements and progress in 2011, Enterprise Bank celebrated success in many other key areas. For the first time, Enterprise Bank ranked in the top four Small Business Administration (SBA) lenders in Massachusetts, and in 2011 we achieved the "Outstanding Achievement Award" from the state of New Hampshire's SBA District Office. A Certified SBA Lender, our bank has consistently been recognized over the years as one of the leading SBA lenders in both Massachusetts and New Hampshire.

For a second consecutive year, Enterprise Bank was recognized by the Great Place to Work® Institute as a Best Place to Work for Mid-Sized Companies in America. This award is based on a survey of employees and measures the level of how much they "trust the people they work for, have pride in what they do, and enjoy the people they work with." We understand that such a level of trust creates a foundation of

Total Assets Under Management
($ in billions)



$1.65
$1.65
$1.79
$1.95
$2.06
2007
2008
2009
2010
2011

Total Assets
($ in billions)


$1.06
$1.18
$1.30
$1.40
$1.49
2007
2008
2009
2010
2011

strength and empowerment, and this positive energy comes back to us in the form of customer loyalty, friendship and a feeling of mutual accomplishment.

At the sixth annual Corporate Philanthropy Summit hosted by the *Boston Business Journal*, Enterprise Bank was honored as #2 among Massachusetts businesses for average hours spent by employees in community-based activities. This special recognition speaks to our commitment to community, as well as the caliber of caring and committed employees working as Enterprise Bankers. The award was presented before an audience of 800 businesses and community leaders in Boston, MA.

We rolled out new personal checking products and a rewards program. At a time when many banks are eliminating rewards programs, Enterprise Bank began offering a new, robust and cutting-edge suite of checking account, products, mobile banking and other services enhancing our current offerings. "My Enterprise Rewards Checking" provides a rewards program and a level of personal banking convenience and service to rival any financial institution. These programs are a sound investment in our future toward building our relationships with current customers, while positioning us to attract new banking customers.

In November, more than 1,500 people gathered to participate in the excitement of our third Celebration of Excellence. Enterprise Bank founded this event in 2008 to recognize the individuals and businesses that make our communities a better place to live. Together, we celebrated those special qualities that allow individuals, businesses, educators and non-profit organizations to envision, create, sustain, support and foster our communities.

In 2011, we further supported the non-profit community via the Non-Profit Collaborative℠, an ongoing series of educational forums, workshops and resources to benefit non-profits throughout our service regions. This collaborative was founded to help strengthen the impact and influence of non-profit organizations in the Merrimack Valley, North Central regions of Massachusetts and Southern New Hampshire.

We were extremely honored in 2011 to welcome a new member to our Board of Directors – Normand E. Deschene, President and Chief Executive Officer of Lowell General Hospital. Under

Norm's leadership, Lowell General has become the fastest-growing hospital in Massachusetts, garnering numerous quality, satisfaction and financial benchmark honors. As the current Chair of the Massachusetts Hospital Association (MHA), Norm is a Fellow of the American College of Healthcare Executives (ACHE), where he served as a past regent for the state of Massachusetts and was named the "Healthcare Executive of the Year" in 2006. Norm's industry leadership and business acumen, matched by a commitment to community, are significant assets to our outstanding board whose oversight, advice, commitment and expertise provide the strong and stable foundation for Enterprise Bank.

Positioned for a Strong Future

We have never been more excited and confident about the future of Enterprise Bank, even as the short-term growth of our regional and national economies remains uncertain.

Looking ahead, our focus will remain on organic growth and expansion, while continuing to provide for our future by investing in our branch network, technology, progressive product capabilities, our communities and, most importantly, our people. Our investment in technology and product innovation, including further investment in mobile banking, electronic banking and cash management, is making banking more efficient, more secure and easier to use for our customers, improving their overall banking experience.

In the years ahead, some of the key strategic and execution items facing all community banks are expanding and growing the depth of customer relationships to include investment, insurance, and cash management services. Enterprise Bank is well positioned not only to adapt, but to thrive throughout the evolving trends of the community banking industry. We are in an enviable position with our state-of-the-art expertise, capabilities and leadership in the areas of commercial lending, cash management, investment and wealth management, insurance services, electronic and mobile banking and our new suite of cutting-edge checking products. Very few banks our size have such capabilities to leverage growth.

Deposits
($ in billions)
(excluding brokered deposits)


$0.80
$1.12
$1.24
$1.33
2007
2008
2009
2010
2011

shareholder letter cont.

Building on our growth in Southern New Hampshire, we opened a new branch location in Pelham, NH on February 9, 2012, joining our 18 existing branches in the communities of Acton, Andover, Billerica, Chelmsford, Derry (NH), Dracut, Fitchburg, Hudson (NH), Leominster, Lowell, Methuen, North Billerica, Salem (NH), Tewksbury and Westford. We continue to seek new locations for growth, expanding into new communities in Massachusetts and New Hampshire.

We will continue to build on our strong reputation as the leading locally owned and managed commercial bank in the communities where we operate, while continuing to expand and strengthen our share of the banking, investment management and insurance market.

Total Loans
($ in billions)



$0.83
$0.95
$1.08
$1.14
$1.25
2007
2008
2009
2010
2011

Thank You

We would like to express our deepest appreciation to each of you – our shareholders, board members, employees, customers and community members – for your unwavering support and for the trust and confidence you have placed in us by being part of the Enterprise Bank family. We hold this trust most sacred and we recognize that your unwavering support has always been, and will continue to be, integral to our success. In return for the faith you have given us, we promise to work hard every day to maximize long-term shareholder value, as we adhere to our founding purpose, mission and responsibility as a local, independent community bank.

With your support, we forge ahead with the passion and deep sense of purpose that has enabled us to create change and cause customers and communities to think differently about banking. Looking ahead, the possibilities for Enterprise Bank are truly unlimited.

George L. Duncan	**Jack Clancy**	**Richard W. Main**
Founder and Chairman	Chief Executive Officer	President

Selected Financial Data

Year Ended December 31	2011	2010	2009	2008	2007
			(dollars in thousands, except per share data)		
Earnings Data					
Net interest income	$ 58,326	$ 54,971	$ 48,446	$ 42,195	$ 40,679
Provision for loan losses	5,197	5,137	4,846	2,505	1,000
Net interest income after provision for loan losses	53,129	49,834	43,600	39,690	39,679
Non-interest income	11,276	10,694	9,582	9,488	8,453
Other than temporary impairment on investment securities	(3)	(8)	(797)	(3,702)	–
Net gains on sales of investment securities	791	875	1,487	305	1,655
Non-interest expense	49,088	45,681	42,708	37,884	34,844
Income before income taxes	16,105	15,714	11,164	7,897	14,943
Provision for income taxes	5,161	5,074	3,218	2,349	5,045
Net income	$ 10,944	$ 10,640	$ 7,946	$ 5,548	$ 9,898
Common Share Data					
Basic earnings per share	$ 1.16	$ 1.15	$ 0.96	$ 0.70	$ 1.27
Diluted earnings per share	1.16	1.15	0.96	0.69	1.25
Book value per share at year end	13.45	12.56	11.84	11.35	11.00
Dividends paid per share	$ 0.42	$ 0.40	$ 0.38	$ 0.36	$ 0.32
Basic weighted average shares outstanding	9,401,714	9,216,524	8,268,502	7,973,527	7,819,160
Diluted weighted average shares outstanding	9,445,725	9,221,257	8,279,126	8,005,535	7,913,006
Year End Balance Sheet and Other Data					
Total assets	$ 1,489,163	$ 1,397,321	$ 1,304,001	$ 1,180,477	$ 1,057,666
Loans serviced for others	67,367	63,807	53,659	28,341	20,826
Investment assets under management	505,163	493,078	433,043	439,711	573,608
Total assets under management	$ 2,061,693	$ 1,954,206	$ 1,790,703	$ 1,648,529	$ 1,652,100
Total loans	$ 1,250,489	$ 1,143,346	$ 1,082,830	$ 948,641	$ 833,819
Allowance for loan losses	23,160	19,415	18,218	15,269	13,545
Investment securities	140,405	142,060	134,369	154,633	141,622
Interest-bearing deposits and fed funds	8,900	28,711	6,835	3,946	7,791
Deposits (including brokered deposits)	1,333,158	1,244,071	1,144,948	947,903	868,786
Borrowed funds	4,494	15,541	24,876	121,250	81,429
Junior subordinated debentures	10,825	10,825	10,825	10,825	10,825
Total stockholders' equity	127,448	116,673	107,664	91,104	87,012
Ratios					
Return on average total assets	0.75%	0.78%	0.64%	0.51%	0.99%
Return on average stockholders' equity	8.98%	9.42%	8.30%	6.26%	12.11%
Allowance for loan losses to total loans	1.85%	1.70%	1.68%	1.61%	1.62%
Stockholders' equity to total assets	8.56%	8.35%	8.26%	7.72%	8.23%
Dividend payout ratio	36.21%	34.78%	39.58%	51.43%	25.20%



"Working with Enterprise Bank, I know my money goes to help others in the community. That's important to me."

– Darryl Wickens, Chief Sports Officer, Tyngsboro Sports Center

Investing in the Community

For Darryl Wickens and the team at the Tyngsboro Sports Center, serving and giving back to their community are both important. So, it was important that they work with a bank that shares the same values. They found it in Enterprise Bank.

"We believe that if you're successful in a community, you need to give back. No one does that more generously than Enterprise Bank," Darryl says. "It feels good being partners with a bank that is investing so much in the community. Working with Enterprise Bank, I know my money goes to help others in the community. That's important to me."

Darryl's relationship with Enterprise Bank goes back more than 15 years to when his construction company turned to Enterprise for financing of projects. When Darryl's family opened the Tyngsboro Sports Center in 2006, Enterprise Bank went with them. Enterprise Bank most recently worked with Darryl on financing the installation of solar panels that are both cost-effective and socially responsible.

"We really consider them a partner in our business. They listen and get to know me and my business, and they are really looking out for us," Darryl says. "Enterprise Bank is all about helping my business succeed, and that's good for me and for the community."

Pictured – William Collins, Senior Vice President, Enterprise Bank and Darryl Wickens, Tyngsboro Sports Center


"
Enterprise Bank gives
me the service that other
banks claim to have,
but don't deliver."
– Derek Barbagallo,
President & CEO, Colony Foods

The Business of Relationships, Not Transactions

For Derek Barbagallo, Colony Foods isn't just in the business of distributing wholesale food and paper products for independent pizzerias and restaurants. It's in the business of building relationships and helping customers succeed.

Derek wanted to work with a bank that shared that vision of doing business. He found this in Enterprise Bank.

"I knew this was a bank that I really wanted to work with. Their business is not built on transactions. It's built on long-term relationships, trust and working together to help the customer be successful," Derek says.

When Derek was looking to expand his business five years ago, he spoke to a number of funding sources, but only found what he needed at Enterprise Bank. They enabled him to create a sound financing plan, lower his costs and form a strong, stable business relationship with a bank.

"They really listen to our needs and provide the expertise and innovative ideas to get us there," he says. "My team is there every step of the way to make sure we're on track. Other banks claim to have great service, but Enterprise Bank delivers it."

Pictured – Derek Barbagallo, Colony Foods


"We consider our team of Enterprise Bankers to be partners in our success, sharing our commitment to expertise and exceptional service."
– Jeffrey D. Stone, DMD, MD,
Lowell & Nashua Oral Surgery Associates

Expertise Where It Counts

Lowell & Nashua Oral Surgery Associates pride themselves in having doctors and professional staff who are qualified, experienced and caring. They expect nothing less from their bank, so they have entrusted Enterprise Bank with their business needs for more than 20 years.

"As surgeons, we know that expertise in our field requires the highest levels of accreditation, ongoing education, and demonstrated experience in the services we offer," says Jeffrey D. Stone, DMD, MD. "We see that same unwavering commitment to expertise at Enterprise Bank."

When the Lowell-based practice was looking to expand to Nashua, they relied on the expertise and local decision-making capability of the financial experts at Enterprise Bank. Together, they developed a plan to help achieve their goals and take their practice to the next level, adding a second state-of-the-art facility in Nashua.

"At a time when other larger banks have been merging, folding and providing unreliable service, Enterprise Bank continues to grow, remains focused on the community, and exceeds our expectations," Dr. Stone says. "We consider our team of Enterprise Bankers to be partners in our success, sharing our commitment to expertise and exceptional service."

Pictured – Maria Lobao, Vice President, Enterprise Bank, Jeffrey D. Stone, DMD, MD and Dr. Thomas Trowbridge, DDS, MD


"Enterprise Bank looks to solve challenges and problems and makes us stronger as a company."
– Rey Lopez, President & CEO, Resource Management, Inc.

The Best of Both Worlds

As a Professional Employer Organization, Resource Management, Inc. (RMI) takes care of the business of employment so the business owner can focus on the day-to-day operation and financial success of their business.

RMI President and CEO Rey Lopez needed a bank to do the same for his business, taking care of his banking needs so he can focus on his company's operations. He found that solution in Enterprise Bank.

"Enterprise Bank looks to proactively solve challenges and problems and make us stronger as a company," Rey says. "They make our job easier and more successful. You couldn't ask for any more from your bank."

Today, Enterprise Bank is RMI's primary bank, handling all accounts in the 32 states where RMI services 7,000 employees.

Outsourcing human resources services creates financial challenges, as RMI acts as co-employer with its clients. When RMI needed to extend its electronic capability for handling direct deposits and withdrawals from client accounts, other banks couldn't provide the service, but Enterprise Bank found a solution.

"Enterprise Bank has the customer service of a local, community bank, but their expertise and technology gives them impressive national reach," Rey says. "They really are the best of both worlds."

Pictured – Rey Lopez, Resource Management, Inc.

Branches

Our expanding market includes opportunities for future growth and profitability. In order to best serve our growing customer base, Enterprise Bank seeks out convenient branch locations throughout the Merrimack Valley, North Central Regions of Massachusetts and Southern New Hampshire.



DERRY
SALEM
NH
93
495
HUDSON
NASHUA
PELHAM
METHUEN
DRACUT
ANDOVER
LOWELL
FITCHBURG
CHELMSFORD
95
WESTFORD
TEWKSBURY
LEOMINSTER
BILLERICA
ACTON
495
MA
BOSTON
WORCESTER
93
90

Branch locations are shown in gold.

Enterprise Bancorp, Inc. and Enterprise Bank Board of Directors

George L. Duncan
Founder and Chairman of the Board

Arnold S. Lerner
Vice Chairman of the Board;
Retired Radio Station Owner

Michael A. Spinelli
Secretary of the Board;
Founder, Global Tourism Solutions

John P. Harrington
Assistant Secretary of the Board;
Retired Energy Industry Executive

Kenneth S. Ansin
President, Ansin Consulting Group;
Entrepreneur and Private Investor

Gino J. Baroni
Owner and Managing Principal, Trident
Project Advisors and Development Group

John P. Clancy, Jr.
Chief Executive Officer, Enterprise Bank

John R. Clementi
Chief Executive Officer,
Longview Development, LLC

James F. Conway III
President, CEO and Chairman,
Courier Corporation

Dr. Carole A. Cowan
President, Middlesex Community College

Normand E. Deschene
President and Chief Executive Officer,
Lowell General Hospital

Lucy A. Flynn
Former Vice President, Global Marketing
Communications, Raytheon Company

Eric W. Hanson
Chairman of the Board and CFO,
Klin Groupe, LLC

Richard W. Main
President, Enterprise Bank

Dr. Jacqueline F. Moloney
Executive Vice Chancellor,
University of Massachusetts Lowell

Michael T. Putziger
Chairman, WinnCompanies and
of Counsel, Murtha Cullina, LLP

Carol L. Reid
Financial Executive; Former Vice
President, Corporate Controller and Chief
Accounting Officer, Avid Technology, Inc.

GENERAL COUNSEL
Philip S. Nyman

SEC & REGULATORY COUNSEL
Hunton & Williams

FINANCIAL COUNSEL
Raymond L. Anstiss, Jr., CPA

TRUST & INVESTMENT MANAGEMENT COUNSEL
George B. Leahey

HONORARY BOARD MEMBERS
Kathleen M. Bradley
Dr. Gerald G. Bousquet
Nancy L. Donahue
Charles P. Sarantos
Nickolas Stavropoulos

Enterprise Bank

222 Merrimack Street, Lowell, Massachusetts 01852 • 978-459-9000

19 convenient locations in:

Massachusetts – Acton • Andover • Billerica • Chelmsford • Dracut • Fitchburg • Leominster • Lowell • Methuen • Tewksbury • Westford
New Hampshire – Derry • Hudson • Pelham • Salem

Investor Relations

Enterprise Bancorp, Inc.
222 Merrimack Street, Lowell, MA 01852
Telephone: 978-459-9000
Email: shareholders@ebtc.com

Transfer Agent and Registrar

Shareholders who have questions regarding their ownership of Enterprise Bancorp, Inc. stock should contact the Registrar:
Computershare Trust Company, N.A.
250 Royall Street, Canton, MA 02021
Telephone: 1-888-218-4390

Annual Meeting

The 2012 Annual Meeting of shareholders will be held on May 1, 2012 at 4pm at the
Vesper Country Club
185 Pawtucket Blvd.
Tyngsborough, Massachusetts 01879

Email: info@ebtc.com • EnterpriseBanking.com

The common stock of Enterprise Bancorp, Inc. is traded on the NASDAQ Stock Market under the symbol "EBTC."

Our Purpose

The Enterprise Bank team helps create successful businesses, jobs, opportunities, wealth, and vibrant, prosperous communities.



Enterprise Bancorp, Inc.

parent company of Enterprise Bank

EnterpriseBanking.com

Member FDIC

002CSN0491